

Mail Stop 6010

March 9, 2009

Via U.S. Mail

Mr. Michael Prince
Chief Executive Officer
Signature Eyewear, Inc.
498 North Oak Street
Inglewood, CA   90302

      **RE: Signature Eyewear, Inc.
               Item 4.01 Form 8-K
               Filed March 4, 2009
               File No. 0-23001**

Dear Mr. Prince:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief